EXHIBIT 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

MAGNA PLAN OF ARRANGEMENT COMPLETED

AURORA, ON, Aug. 31, 2010 - Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that the plan of arrangement to eliminate Magna's dual-class share structure has been completed. Magna's common shares will commence trading under the symbol 'MG' on the Toronto Stock Exchange at the start of trading on September 1, 2010.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 76,000 employees in 242 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

For further information: Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035